Exhibit 99.3

FOR IMMEDIATE RELEASE	October 25, 2011

Micromem Technologies Delivers Final Prototype to GSI Westwind

Toronto, New York, October 25, 2011: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc., (“MAST”) announces it has shipped customized circuit boards to GSI Westwind and thus completed all of its requirements under the initial development contract.

The preproduction prototype circuit boards, designed by MAST to meet the unique requirements of the client, were manufactured and tested utilizing ISO 9001 guidelines and testing indicated that the circuit boards were performing as designed. The boards will be fully tested by the client at high operating speeds and integrated into their product line. Once the prototype has been approved by GSI Westwind the Company expects to be in a position whereby commercial product will be purchased by the client.

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
             : CNSX – Symbol: MRM

Shares issued: 115,983,051
SEC File No: 0-26005
Investor Contact: Jason Baun, Chief Information Officer, Tel. 416-364-2023